Greenlane Holdings, Inc.

1095 Broken Sound Parkway, Suite 100

Boca Raton, Florida

Tel: (887) 292-7660

September 10, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Kate Beukenkamp

Re:	Greenlane Holdings, Inc.
Registration Statement on Form S-3 Filed September 5, 2025
File No. 333-290085

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time on Friday, September 12, 2025, or as soon thereafter as practicable.

Please contact Arthur Marcus, Esq. of Sichenzia Ross Ference Carmel LLP at (516) 459-8161, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

GREENLANEHOLDINGS, INC.

By:	/s/ Barbara Sher
Barbara Sher
Chief Executive Officer (Principal Executive Officer)

cc: Arthur Marcus, Esq., Sichenzia Ross Ference Carmel LLP